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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1


                               (AMENDMENT NO. 1)


                             TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------
                             VLSI TECHNOLOGY, INC.
                           (NAME OF SUBJECT COMPANY)

                              KPE ACQUISITION INC.
                      KONINKLIJKE PHILIPS ELECTRONICS N.V.
                          (ROYAL PHILIPS ELECTRONICS)
                                   (BIDDERS)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                       (INCLUDING THE ASSOCIATED RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                   981270109
                     (CUSIP NUMBER OF CLASS OF SECURITIES)


                               WILLIAM E. CURRAN


                                   PRESIDENT


                              KPE ACQUISITION INC.

                          1251 AVENUE OF THE AMERICAS
                                   20TH FLOOR
                            NEW YORK, NEW YORK 10020
                                  212-536-0500
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED
          TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                   COPIES TO:
                             NEIL T. ANDERSON, ESQ.
                              SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004

                                 (212) 558-4000

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     This Amendment No. 1 amends the Tender Offer Statement on Schedule 14D-1 filed on March 5, 1999 (the "Schedule 14D-1") by Koninklijke Philips Electronics N.V. Inc., a company incorporated under the laws of The Netherlands ("Royal Philips"), and KPE Acquisition Inc. (the "Purchaser"), a Delaware corporation and an indirect wholly owned subsidiary of Royal Philips, with respect to the Purchaser's offer to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Common Stock"), including the associated rights to purchase preferred stock (the "Rights" and, together with the Common Stock, the "Shares") of VLSI Technology, Inc., a Delaware corporation (the "Company"), at $17.00 per Share net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated March 5, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), which were filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-1, respectively. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase.


ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.


     Item 3 is hereby amended to add the following:


        On March 5, 1999, Mr. William E. Curran, President of the Purchaser, sent to the Secretary of the Company a letter, on behalf of the Purchaser, pursuant to Section 220 of the General Corporation Law of the State of Delaware and the common law of the State of Delaware, demanding, among other things, the right to inspect the Company's stock ledger, the most recent list of its stockholders and the most recent list of its non-objecting beneficial owners and that the Company provide to the Purchaser the same or make available copies and extracts therefrom. On March 12, 1999, Richards, Layton & Finger, Delaware counsel to the Company, responded to the Purchaser's request in a letter indicating that the Company would provide certain of the information requested. On March 16, 1999, Sullivan & Cromwell, counsel to Royal Philips and the Purchaser, sent a letter to the Company in response to the March 12 letter providing the Company with delivery instructions for the information the Company agreed to provide and demanding again certain previously requested information that the Company had not yet agreed to provide.



        On March 12, 1999, Mr. Curran sent to the Secretary of the Company a letter in the form attached to this Schedule 14D-1 as Exhibit (g)(1), which is incorporated by reference herein.



ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.



     Item 5 is hereby amended to add the following:



        On March 12, 1999, the Purchaser and Royal Philips filed with the Securities and Exchange Commission (the "SEC") a Preliminary Consent Statement on Schedule 14A, which is incorporated by reference herein, and which sets forth, among other things, Purchaser's and Royal Philips' proposals to (i) remove each of the six current members of the Company's board of directors (the "Board"), (ii) amend the Bylaws of the Company (the "Bylaws") to allow stockholders of the Company to fill vacancies created by the removal of directors, (iii) amend the Bylaws to fix the number of directors of the Company at three and (iv) elect two nominees of Purchaser and Royal Philips to the Board. The Schedule 14A may be obtained from the SEC in the manner set forth with respect to information regarding the Company in Section 8 of the Offer to Purchase.


ITEM 10.  ADDITIONAL INFORMATION.


     Item 10 is hereby amended as follows:



(c) On March 8, 1999, Philips Electronics North America Corporation, the parent entity of Purchaser and an indirect wholly owned subsidiary of Royal Philips, on behalf of Royal Philips, filed with the Antitrust Division of the Department of Justice and the Federal Trade Commission a Notification and Report Form with respect to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and a request for early termination of the applicable 15-

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        calendar day waiting period under the HSR Act. The waiting period under the HSR Act with respect to the Offer will expire on 11:59 p.m., New York City time, on March 23, 1999, unless early termination of the waiting period is granted or unless extended by a request for additional information or documentary material.



       ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.



     Item 11 is hereby amended to add the following:



(a)(10) Press release, dated March 12, 1999, relating to request for the Company to set record date for consent solicitation by the Purchaser.



(g)(1) Form of letter dated March 12, 1999 from William E. Curran, President of the Purchaser, to the Secretary of the Company requesting the Company to set a record date for the consent solicitation by the Purchaser (Annexes omitted).

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                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 17, 1999


                                          KONINKLIJKE PHILIPS ELECTRONICS N.V.

                                          By: /s/ GUIDO R.C. DIERICK

                                            ------------------------------------
                                            Name: Guido R.C. Dierick

                                            Title:  Director and Deputy
                                              Secretary


                                          KPE ACQUISITION INC.

                                          By: /s/ WILLIAM E. CURRAN

                                            ------------------------------------
                                            Name: William E. Curran
                                            Title: President
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                                 EXHIBIT INDEX


EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
(a)(10)    Press release, dated March 12, 1999, relating to request for the Company to set record date for consent solicitation by the Purchaser.

(g)(1)     Form of letter from William E. Curran, President of the
           Purchaser, to VLSI requesting VLSI to set a record date for the consent solicitation by the Purchaser (Annexes omitted).